BRAVO! FOODS INTERNATIONAL CORPORATION
                          11300 US Highway 1, Suite 202
                         North Palm Beach, Florida 33408


                                                               December 15, 2005

Karl Hiller, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:      Bravo! Foods International Corporation
                  Form 10-KSB for the year ended December 31, 2004 Filed March 22, 2005
                  File No. 000-25039

Dear Mr. Hiller:

      We are in receipt of your comment letter dated December 1, 2005 regarding the above referenced filing. We are currently in the process of developing detailed responses and explanations to your letter.

      We intend to file such amendments, if any, and/or file a response letter to your comments on or before December 23, 2005.

      Please contact our attorney, Stephen M. Fleming at Sichenzia Ross Friedman Ference LLP if you have any questions or comments. Mr. Fleming's direct dial is 212-398-1494.

                                                     Very truly yours,

                                                     /s/Roy Toulan

                                                     Roy Toulan, General Counsel